Filed by Empire State Realty Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

The following letters were mailed to participants in 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on December 12, 2012:

December 12, 2012

TO PARTICIPANTS IN 60 EAST 42nd ST. ASSOCIATES L.L.C. (“Associates”):

We enclose the operating report of the lessee, Lincoln Building Associates L.L.C., for the fiscal year of the lease ended September 30, 2012. The lessee reported profit of $12,466,331 subject to additional rent for the lease year ended September 30, 2012 compared with profit of $7,225,765 subject to additional rent for the lease year ended September 30, 2011. Additional rent for the lease year ended September 30, 2012 was $6,760,065; $1,053,800 at $87,817 per month was advanced against additional rent so that the balance of additional rent is $5,706,265.

From the additional rent, Associates will reserve $2,503,000 for professional fees, supervisory fees, annual NYS LLC filing fees and general contingencies, resulting in $3,203,265 available for distribution. Professional fees include offering costs, formation transaction expenses and other costs related to the proposed consolidation of Associates into Empire State Realty Trust, Inc. and subsequent IPO.

Associates has incurred approximately $4,300,000 towards the proposed consolidation and IPO through September 30, 2012. As set forth in the draft S-4 on file with the SEC, when the proposed consolidation and IPO are concluded, proceeds of the IPO will fund a special distribution to participants from a reimbursement of all Associates’ advances.

Malkin Holdings LLC receives a payment in respect of its profits interest equal to 10% of distributions in excess of 14% per annum on the cash investment. Accordingly, Malkin Holdings received $320,327 and the balance of $2,882,938 will be distributed to the participants shortly.

The additional distribution of $2,882,938 represents a return of 41.2% on the original cash investment of $7,000,000. Regular monthly distributions are at the rate of 14.9% a year, so that distributions for the lease year ended September 30, 2012 were at an annual rate of 56.1%. As there was no additional distribution in 2011, total distributions last year were at an annual rate of 14.9%.

If you have any question about the enclosed material, please communicate with the undersigned.

Cordially yours,

MALKIN HOLDINGS LLC

By:	Mark Labell
Senior Vice President, Finance

ML:fm

Encs.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the website of the Securities and Exchange Commission at www.sec.gov.

60 East 42nd St. Associates L.L.C.

Computation of Additional Payment to

Malkin Holdings LLC and Distribution

For the Lease Year Ended September 30, 2012

Secondary additional rent		$5,706,265

Less: Reserve for professional fees, increased supervisory fees and general contingencies	$2,500,000
NYS filing fee	3,000	2,503,000

		3,203,265

Primary additional rent 2012:
Monthly distributions at about 14.9% per annum on $7,000,000 original investment	$1,046,420
Profits interest monthly payment to Malkin Holdings	7,380	1,053,800

Total rent to be distributed		4,257,065

Less: 14% return on $7,000,000 investment		980,000

Subject to additional payment to Malkin Holdings in respect of its profits interest		$3,277,065

Additional payment at 10%		$327,707

Paid to Malkin Holdings as advance for additional payment		7,380

Balance of additional payment to Malkin Holdings		$320,327

Summary:
Additional distribution to participants		$2,882,938
Payment to Malkin Holdings, as above		320,327

Total secondary additional rent available for distribution to participants and payment to Malkin Holdings		$3,203,265

December 12, 2012

TO PARTICIPANTS IN 250 WEST 57th ST. ASSOCIATES L.L.C. (“Associates”):

We enclose the operating report of the lessee, Fisk Building Associates L.L.C., for the fiscal year of the lease ended September 30, 2012. The lessee reported profit of $7,869,128 subject to additional rent for the lease year ended September 30, 2012, as against profit of $9,452,901 subject to additional rent for the lease year ended September 30, 2011. Additional rent for the lease year ended September 30, 2012 was $4,310,566; $752,004 was advanced as primary additional rent so that the secondary additional rent is $3,558,562.

From the additional rent, Associates will reserve $1,503,000 for professional fees, supervisory fees, annual NYS LLC filing fees and general contingencies, resulting in $2,055,562 available for distribution. Professional fees include offering costs, formation transaction expenses and other costs related to the proposed consolidation of Associates into Empire State Realty Trust, Inc. and the subsequent IPO.

Associates has incurred approximately $2,600,000 towards the proposed consolidation and IPO through September 30, 2012. As set forth in the draft S-4 on file with the SEC, when the proposed consolidation and IPO are concluded, proceeds of the IPO will fund a special distribution to participants from a reimbursement of all Associates’ advances.

Malkin Holdings receives a payment in respect of its profits interest equal to 10% of distributions in excess of 15% per annum on the original cash investment of $3,600,000. Accordingly, Malkin Holdings received $205,556 and the balance of $1,850,006 will be distributed to the participants today.

The additional distribution of $1,850,006 represents a return of 51.4% on the original cash investment of $3,600,000. Regular monthly distributions are at the rate of 20% a year, so that distributions for the lease year ended September 30, 2012 were at an annual rate of 71.4%. This compares with an additional distribution last year of $2,562,704, or 71.2% on the original cash investment, resulting in total distributions last year at an annual rate of 91.2%.

If you have any question about the enclosed material, please communicate with the undersigned.

Cordially yours,

MALKIN HOLDINGS LLC

By:	Mark Labell
Senior Vice President, Finance

ML/fm

Encs.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the website of the Securities and Exchange Commission at www.sec.gov.

250 West 57th St. Associates L.L.C.

Computation of Additional Payment to

Malkin Holdings LLC and Distribution

For the Lease Year Ended September 30, 2012

Secondary additional rent		$3,558,562

Less: Reserve for professional fees, increased supervisory fees and general contingencies	$1,500,000
NYS filing fee	3,000	1,503,000

		2,055,562
Primary additional rent for the lease year ended September 30, 2012		752,000

		2,807,562

Less: Additional basic payment to Malkin Holdings from primary overage rent		12,000

Total rent to be distributed		2,795,562
Less: 15% return on $3,600,000 investment		540,000

Subject to additional payment at 10% to Malkin Holdings		$2,255,562

Additional payment at 10%		$225,556
Paid to Malkin Holdings as advance for additional rent		20,000

Balance of additional payment to Malkin Holdings		$205,556

Summary:
Additional distribution to participants		$1,850,006
Payment to Malkin Holdings, as above		205,556

Total secondary additional rent available for distribution to participants and payment to Malkin Holdings		$2,055,562